

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 23, 2024

Christopher Gerteisen
Chief Executive Officer
Nova Minerals Ltd
Suite 5, 242 Hawthorn Road,
Caulfield, Victoria 3161
Australia

      Re: Nova Minerals Ltd
           Amendment No. 1 to Draft Registration Statement on Form F-1
           Submitted January 31, 2024
           File No. 377-06776

Dear Christopher Gerteisen:

      We have reviewed your amended registration statement and have the following comments.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 7, 2023 letter.

Amendment No. 1 to Draft Registration Statement on Form F-1

ADS holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement..., page 30

1.   We note your response to prior comment 13 and reissue it in part. Please provide appropriate risk factor disclosure to highlight the material risks related to your jury trial waiver provision, including the potential for increased costs to bring a claim and whether the provision applies to purchasers in secondary transactions.

Contractual Obligations, page 41

2.   We note your disclosure that Nebari has agreed to waive their conversion right for a period of 3-months upon notice from you (the "Waiver Period"), which is anticipated to be given immediately prior to the consummation of this offering, and that if, during the

Waiver Period, the price of your ordinary shares is greater than the conversion price (A$1.02), then you agreed to pay Nebari $20,000 for each full calendar week that Nebari is unable to convert all or any part of the Conversion Amount under your agreement with them. Please file a copy of the written waiver agreement as an exhibit to your registration statement. Refer to Item 601(b)(10) of Regulation S-K.

Business
The Estelle Gold Project, page 55

3.   Please revise your mineral resource disclosures to present combined measured and indicated categories, as required by Item 1304(d)(1) of Regulation S-K.

Other Assets, page 59

4.   We note your response to prior comment 9. Please tell us whether you have immediate plans to divest prior to the proposed offering. Your revised disclosure is unclear as to your present intention and the contemplated timing of divestiture.

5.   Please revise the Snow Lake mineral resource to present the mineral resource on an attributable interest basis, and to subdivide the resource into measured, indicated, and inferred categories as required by Item 1303(b)(3) of Regulation S-K. The price and point of reference should also be included with the resource.

Financial Statements
Index to Financial Statements , page F-1

6.   Given that you are undertaking an initial public offering, please address the guidance in Instruction 2 to Item 8.A.4 of Form 20-F.

Report of Independent Registered Public Accounting Firm, page F-2

7.   Please obtain and file an audit opinion covering your financial statements that includes the date of the audit report.

Note 2. Critical Accounting Judgements, Estimates and Assumptions
Exploration and Evaluation Costs, page F-20

8.   We note in your response to comment 32 that you have committed 65% of your 2024 budget to continue exploration activities at Estelle Gold Project. However, on page 40 you disclose that your future capital requirements are difficult to forecast.

Please revise your disclosure on page 40 to describe all material cash requirements, including commitments for capital expenditures, as of the end of the latest fiscal period, to comply with Item 5.B.3 of Form 20-F.

<u>Note 8. Non-Current Assets - Investment in Associate , page F-23</u>

9.   Given that you maintain significant influence over Snow Lake Resources Ltd. and account for this associate pursuant to the equity method, it appears that you should disclose the information required by paragraph 21(b)(ii) of IFRS 12, including the summarized financial information listed in paragraphs B12 and B13.

10.   Given that shares of Snow Lake Resources Ltd appear to be actively traded on the NASDAQ Capital Market, it appears that you should also disclose the fair value of this investment to comply with paragraph 12 (b)(iii) of IFRS 12.

     Please contact John Cannarella at 202-551-3337 or Karl Hiller at 202-551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Liz Packebusch at 202-551-8749 or Daniel Morris at 202-551-3314 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Jeffrey Fessler